SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 12, 2003


                              VEOLIA ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VEOLIA Environnement logo

                                                                    May 12, 2003

                                  PRESS RELEASE
            (unaudited data according to French accounting standards)


   Revenue from core businesses (1) increases 6.2% at constant exchange rates to (euro)7.1 billion in first quarter 2003

          Cash flow from operations up nearly 10% to (euro)704 million

                    Net debt stable (2) at(euro)13.3 billion

  EBIT (3) excluding non-core businesses of(euro)437 million relatively stable at constant exchange rates

                               -------------------

Veolia Environnement's consolidated revenue totaled (euro)7,166 million for the first quarter of 2003 compared with (euro)7,500 million for first quarter 2002, owing to the disposals carried out in 2002.

Excluding non-core businesses, revenue amounted to (euro)7,094 million, up 1.6% at current exchange rates and 6.2% at constant exchange rates.

Revenue breaks down as follows:

VEOLIA ENVIRONNEMENT

---------------------------------------------------------------------------------------------------------------
                               At March 31,   At March 31,    Variation    Internal    External    Impact of
          Revenue                  2003           2002        2003/2002     growth      growth     exchange
                               (in(euro)m)    (in(euro)m)                                             rate
                                                                                                  fluctuations
---------------------------------------------------------------------------------------------------------------
      Core businesses             7,094           6,981         +1.6%        5.6%        0.6%        -4.6%
---------------------------------------------------------------------------------------------------------------
 Non-core businesses sold or
 in the process of being sold       72             519         -86.1%
------------------------------------------------------------------------
    Total consolidated            7,166           7,500         -4.4%
------------------------------------------------------------------------

Revenue from core businesses increased to (euro)7,094 million, up 1.6% at current exchange rates, and 6.2% at constant exchange rates. The negative impact of exchange rate fluctuations totaled (euro)320 million, of which (euro)195 million was attributable to the variation in the dollar (the average US dollar-euro rate was 1.0831 at March 31, 2003 compared with 0.87315 at March 31,
2002). The balance was due mainly to variations in Latin American currencies and the pound sterling. Internal growth for core businesses was 5.6%.

------------
(1) Non-core businesses sold or in the process of being sold are as follows: the non-core businesses of US Filter (Filtration & Separation, Plymouth, Distribution US) as well as Bonna Sabla in France, which were sold in 2002, plus Surface Prep.

(2) Net debt is defined as follows: long-term debt + short-term debt - short-term financial receivables - long-term financial receivables - marketable securities - cash and cash equivalents.

(3) EBIT corresponds to operating income as defined by Rule 99-02 of the French Accounting Standards Board (CRC).

The portion of core business revenue generated outside France totaled
(euro)3,668 million, representing 51.7% of total revenue. The decline in this percentage is explained by exchange rate fluctuations.


WATER (1)

-----------------------------------------------------------------------------------------------
 At March 31, 2003    At March 31, 2002    Variation    Internal    External      Impact of
   (in (euro)m)          (in(euro)m)       2003/2002     growth      growth     exchange rate
                                                                                fluctuations
-----------------------------------------------------------------------------------------------
       2,641                2,781            -5.1%         0.6%      -0.4%          -5.2%
-----------------------------------------------------------------------------------------------

(1) Excluding non-core businesses sold or in the process of being sold.

The rate of internal growth can be analyzed as follows:

o In France, revenue from water distribution and design-build activities rose 3.9%.

o Outside France, excluding the United States, revenue increased 7.2%, mainly due to the rising impact of contracts won in Continental Europe, North Africa and Asia.

o In the United States, revenue as expressed in dollars was stable, as the good level of activity from the Services business (which benefited from the startup of the Indianapolis contract, in particular) offset the decline in equipment sales to industrial companies.

o Veolia Water Systems' revenue fell 24% due to the conclusion of certain contracts (Taweelah) and to the later start-up of certain contracts during the year (Acheres).


WASTE

-----------------------------------------------------------------------------------------------
 At March 31, 2003    At March 31, 2002    Variation    Internal    External      Impact of
   (in (euro)m)          (in(euro)m)       2003/2002     growth      growth     exchange rate
                                                                                fluctuations
-----------------------------------------------------------------------------------------------
       1,430                1,477            -3.2%         4.4%       0.8%          -8.4%
-----------------------------------------------------------------------------------------------

The rate of internal growth can be analyzed as follows:

o   In France, revenue increased 6.5%.

o Outside France, 3% revenue growth was supported by business generated with municipal customers, with business to industrial customers, particularly in the United States, experiencing a slowdown in the first quarter 2003.


ENERGY SERVICES

-----------------------------------------------------------------------------------------------
 At March 31, 2003    At March 31, 2002    Variation    Internal    External      Impact of
   (in (euro)m)          (in(euro)m)       2003/2002     growth      growth     exchange rate
                                                                                fluctuations
-----------------------------------------------------------------------------------------------
       1,460                1,313           +11.2%        12.0%       0.7%          -1.4%
-----------------------------------------------------------------------------------------------

Energy services recorded very buoyant growth:

o In France, revenue rose 5.5%, driven by growth from cogeneration (8%) and the traditional heating activities.

o Outside France, strong internal growth of 24.7% was a result of the increased impact of contracts signed in Eastern Europe (where there was growth of over 50%).


TRANSPORTATION

-----------------------------------------------------------------------------------------------
 At March 31, 2003    At March 31, 2002    Variation    Internal    External      Impact of
   (in (euro)m)          (in(euro)m)       2003/2002     growth      growth     exchange rate
                                                                                fluctuations
-----------------------------------------------------------------------------------------------
         898                  828            +8.3%         9.9%       1.5%          -3.1%
-----------------------------------------------------------------------------------------------

o In France, the 5.3% revenue growth was due to the good performance from the intercity activity.

o Outside France, the 12.6% increase was generated in the Northern and Eastern Europe regions, driven by developments in Germany, the Netherlands, Slovenia and Belgium. In the United States, revenue growth was nearly 50%.


FCC (*)

-----------------------------------------------------------------------------------------------
 At March 31, 2003    At March 31, 2002    Variation    Internal    External      Impact of
   (in (euro)m)          (in(euro)m)       2003/2002     growth      growth     exchange rate
                                                                                fluctuations
-----------------------------------------------------------------------------------------------
         665                  582            +14.3%       13.3%       2.3%          -1.2%
-----------------------------------------------------------------------------------------------
(*) share attributable to VE

Internal growth of 13.3% was generated by municipal services and construction.

                             ----------------------

After taking into account non-core businesses sold or in the process of being sold, consolidated EBIT amounted to (euro)436 million, compared with (euro)481 million at March 31, 2002. EBIT for core businesses totaled (euro)437 million, down 1.2% at constant exchange rates (down 4.2% at current exchange rates). This slight decline is attributable principally to the slowdown in industrial activity in the United States, and to a fall-off in the cement business in Spain, where production was lowered on a temporary basis owing to renovation work on one of the plants. Other activities, especially water distribution in and outside France and energy services, made a positive contribution to EBIT. In total, these different elements confirm the business units' good capacity to withstand the difficult economic conditions.

In line with its commitments, Veolia Environnement stabilized its net debt, which stood at (euro)13.3 billion against (euro)13.1 billion at December 31, 2002. More than the entirety of the difference is due to the reduction in receivables sold. Tight control of indebtedness is the result of a strict investment policy and of a year-on-year increase in cash flow from operations of 9.9%, rising to (euro)704 million.

OUTLOOK

The first quarter 2003 performance allows Veolia Environnement to maintain its growth target for core business revenue at between 4% and 8%.

The continued growth in cash flow from operations, the rising impact of contracts signed over the past few years and a strict investment policy should enable Veolia Environnement to achieve its objectives of well-balanced financing for the full year.

Disclaimer:
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://veoliaenvironnement-finance.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 12, 2003

                                           VEOLIA ENVIRONNEMENT


                                           By:  /s/ Jerome Contamine
                                                --------------------------------
                                                Name: Jerome Contamine
                                                Title: Chief Financial Officer